1 Notice to ASX/LSE Mineral Resources and Ore Reserves updates 19 February 2025 Rio Tinto has today announced to the Australian Securities Exchange (ASX) changes in Mineral Resources and Ore Reserves to support its 2024 annual reporting1, including: • Increased Proved Ore Reserves and decreased Mineral Resources at the Rio Tinto Aluminium (RTA) Pacific Operations Amrun deposit in Queensland, Australia. • Increased Indicated Mineral Resources at the Rio Tinto Copper Winu project in Western Australia, Australia. • Increased Mineral Resources at the Rio Tinto Iron and Titanium Quebec Operations (RTITQO) in Quebec, Canada. • Increased Ore Reserves and decreased Mineral Resources at the RTA Atlantic Operations Porto Trombetas deposit in Brazil. Porto Trombetas is operated by the Mineração Rio do Norte (MRN) joint venture. Supporting information relating to the changes of Mineral Resources and Ore Reserves is set out in the Table 1 Release and its appendices. This release provides a summary of those changes. Mineral Resources and Ore Reserves are quoted in this release on a 100 percent basis. Mineral Resources are reported in addition to Ore Reserves. The figures used to calculate Mineral Resources and Ore Reserves are often more precise than the rounded numbers shown in the tables, hence small differences may result if the calculations are repeated using the tabulated figures. These changes will be included in Rio Tinto’s 2024 Annual Report, to be released to the market on 19 February 2025 (London time), which will set out in full Rio Tinto’s Mineral Resources and Ore Reserves position as at 31 December 2024, and Rio Tinto’s interests. Rio Tinto Aluminium Pacific Operations – Amrun Mineral Resources and Ore Reserves for the RTA Pacific Operations2, including the Amrun deposit, are presented in Table A and Table B. The updated Ore Reserves at Amrun reflect a material change in 1 These Mineral Resources and Ore Reserves were reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) and the ASX Listing Rules in a release to the ASX dated 19 February 2025 titled “Ore Reserve and Mineral Resource updates: supporting information and Table 1 checklists” (Table 1 Release). Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the Table 1 Release, that all material assumptions and technical parameters underpinning the estimates in the Table 1 Release continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. 2 The Competent Person for the information in the Table 1 Release that relates to RTA Pacific Operations Mineral Resources is Mr Angus C. McIntyre, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). The Competent Person for the information in the Table 1 Release that relates to RTA Pacific Operations Ore Reserves is Mr William Saba MAusIMM. EXHIBIT 99.4

Notice to ASX/LSE 2 / 6 2 classification. Proved Ore Reserves have increased by 203 million tonnes (Mt) (77%), while Probable Ore Reserves have decreased by 176 Mt (26%). The change in Ore Reserves classification reflects a higher level of confidence in the modifying factors resulting from completion of an access study, and increased confidence in the underlying Mineral Resources as a result of updated orebody knowledge. There has been no material change to other modifying factors, including governmental, tenure, environmental, cultural heritage or community factors. Mineral Resources exclusive of Ore Reserves have decreased by 41 Mt (5%) at Amrun due to the conversion of Mineral Resources to Ore Reserves, and updated orebody knowledge. Rio Tinto Copper – Winu Mineral Resources for Winu3 are presented in Table C. Indicated Mineral Resources comprise 63% of these Mineral Resources, which is a substantial increase from the previously reported 31% of Mineral Resources. This change is the result of the implementation of a different classification methodology which uses the relationship between drill hole spacing and orebody uncertainty as determined by conditional simulation of copper grades. The total Mineral Resources tonnage has increased by 19 Mt (2.7%) in comparison to the previously reported estimates. Rio Tinto Iron and Titanium Quebec Operations Mineral Resources for RTITQO4 are presented in Table D. Significant technical work conducted from 2000 to 2024 on the Grader deposit situated 3 kilometres (km) from the main Lac Tio hemo-ilmenite deposit, with over 4,800 metres (m) of drilling, and the development of a new resource model, has resulted in a 26.7 Mt (100%) increase in Mineral Resources. Rio Tinto Aluminium Atlantic Operations – Porto Trombetas (MRN) Mineral Resources and Ore Reserves for the RTA Atlantic Operations, Porto Trombetas deposit5 are presented in Table E and Table F. Probable Ore Reserves have increased by 167 Mt, while Proved Ore Reserves have decreased by 4 Mt for an overall increase in Ore Reserves of 163 Mt (354%). The increase in Ore Reserves is attributed to the issuance of the Preliminary Licence for the New Mines Project by IBAMA (the Brazilian Federal Environmental Agency). There have been no other significant changes in modifying factors, including governmental, tenure, cultural heritage, community factors, or operational aspects. Measured Mineral Resources have decreased by 178 Mt and Inferred Mineral Resources have decreased by 112 Mt for an overall decrease of 290 Mt (50%). The decrease in Mineral Resources is partly due to the conversion of bauxite from Mineral Resources to Ore Reserves, as mentioned above, as well as to the downgrade of certain plateaus, containing only historical drilling data, from the Inferred Resource category to non-Resource status. The methodology for determining Mineral Resources remains unchanged. 3 The Competent Person for the information in the Table 1 Release that relates to Winu Mineral Resources is Mr James Pocoe MAusIMM. 4 The Competent Person for the information in the Table 1 Release that relates to the data and geological models underpinning the RTITQO Mineral Resources is Mr. Francois Kerr-Gillespie, who is a Member of the Ordre des geologues du Quebec (OGQ). The Competent Person for the information in the Table 1 Release that relates to RTITQO Mineral Resources is Mr Jacques Dumouchel (OGQ). 5 The Competent Person for the information in the Table 1 Release that relates to RTA Atlantic Operations - Porto Trombetas (MRN) Mineral Resources is Mr Robson Aglinskas MAusIMM. The Competent Person for the information in the Table 1 Release that relates to RTA Atlantic Operations - Porto Trombetas (MRN) Ore Reserves is Mr Luiz Henrique Diniz Costa MAusIMM.

Notice to ASX/LSE 3 / 6

Table A Rio Tinto Aluminium Pacific Operations Mineral Resources as at 31 December 2024

	Likely mining method[(1)]	Measured Mineral Resources as at 31 December 2024			Indicated Mineral Resources as at 31 December 2024			Total Measured and Indicated Mineral Resources as at 31 December 2024		
		Tonnage	Grade		Tonnage	Grade		Tonnage	Grade	
Bauxite		Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2
Rio Tinto Aluminium (Australia)[(2)]										
- Amrun	O/P	129	49.1	11.7	380	49.7	11.8	509	49.5	11.8
- East Weipa and Andoom	O/P	36	48.0	8.9	-	-	-	36	48.0	8.9
- Gove	O/P	10	47.7	9.0	0.1	49.5	8.4	10	47.7	9.0
- North of Weipa	O/P	-	-	-	202	52.0	11.1	202	52.0	11.1
Total (Australia)		**175**	**48.8**	**11.0**	**583**	**50.5**	**11.6**	**758**	**50.1**	**11.4**

	Inferred Mineral Resources as at 31 December 2024			**Total Mineral Resources as at 31 December 2024**			Rio Tinto interest	Total Mineral Resources as at 31 December 2023		
	Tonnage	Grade		**Tonnage**	**Grade**			Tonnage	Grade	
Bauxite	Mt	% Al_2O_3	% SiO_2	**Mt**	**% Al_2O_3**	**% SiO_2**	%	Mt	% Al_2O_3	% SiO_2
Rio Tinto Aluminium (Australia)[(2)]										
- Amrun	238	51.4	12.4	**747**	**50.1**	**12.0**	100.0	788	50.4	11.9
- East Weipa and Andoom	-	-	-	**36**	**48.0**	**8.9**	100.0	43	49.9	8.8
- Gove	-	-	-	**10**	**47.7**	**9.0**	100.0	9	48.1	8.9
- North of Weipa	1,248	51.8	11.4	**1,451**	**51.9**	**11.4**	100.0	1,451	51.9	11.4
Total (Australia)	**1,486**	**51.8**	**11.6**	**2,244**	**51.2**	**11.5**		2,291	51.3	11.5

1. Likely mining method: O/P = open pit/surface.
2. Rio Tinto Aluminium bauxite Mineral Resources are stated as dry product tonnes and total alumina and silica grades.

Table B Rio Tinto Aluminium Pacific Operations Ore Reserves as at 31 December 2024

	Type of mine[(1)]	Proved Ore Reserves as at 31 December 2024			Probable Ore Reserves as at 31 December 2024			**Total Ore Reserves as at 31 December 2024**		
		Tonnage	Grade		Tonnage	Grade		**Tonnage**	**Grade**	
Bauxite[(2)]		Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2	**Mt**	**% Al_2O_3**	**% SiO_2**
Rio Tinto Aluminium (Australia)[(3)]										
- Amrun	O/P	466	54.6	8.8	512	54.3	9.1	**978**	**54.4**	**9.0**
- East Weipa and Andoom	O/P	55	50.6	8.1	2	48.9	8.5	**56**	**50.5**	**8.1**
- Gove	O/P	44	50.0	6.4	4	50.3	6.7	**48**	**50.0**	**6.4**
Total (Australia)		**565**	**53.8**	**8.6**	**518**	**54.2**	**9.1**	**1,083**	**54.0**	**8.8**

	Rio Tinto interest	**Rio Tinto share recoverable mineral**	Total Ore Reserves as at 31 December 2023		
			Tonnage	Grade	
Bauxite[(2)]	%	**Mt**	Mt	% Al_2O_3	% SiO_2
Rio Tinto Aluminium (Australia)[(3)]					
- Amrun	100.0	978	950	54.3	9.1
- East Weipa and Andoom	100.0	56	72	50.5	8.0
- Gove	100.0	48	58	50.2	6.4
Total (Australia)	100.0	**1,083**	1,080	53.8	8.8

1. Type of Mine: O/P = open pit/surface.
2. Bauxite Ore Reserves are stated as recoverable Ore Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3. Australian bauxite Ore Reserves are stated as dry tonnes and total alumina and silica grade.

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Notice to ASX/LSE 4 / 6

Table C Rio Tinto Copper Winu Mineral Resources as at 31 December 2024

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024				Indicated Mineral Resources as at 31 December 2024				Total Measured and Indicated Mineral Resources as at 31 December 2024			
		Tonnage	Grade			Tonnage	Grade			Tonnage	Grade		
Copper[2]		Mt	% Cu	g/t Au	g/t Ag	Mt	% Cu	g/t Au	g/t Ag	Mt	% Cu	g/t Au	g/t Ag
Winu	O/P	-	-	-	-	464	0.39	0.32	2.24	464	0.39	0.32	2.24

	Inferred Mineral Resources as at 31 December 2024				**Total Mineral Resources as at 31 December 2024**				Rio Tinto interest	Total Mineral Resources as at 31 December 2023			
	Tonnage	Grade			**Tonnage**	**Grade**				Tonnage	Grade		
Copper[2]	Mt	% Cu	g/t Au	g/t Ag	**Mt**	**% Cu**	**g/t Au**	**g/t Ag**	%	Mt	% Cu	g/t Au	g/t Ag
Winu	277	0.41	0.36	2.12	**741**	**0.40**	**0.33**	**2.20**	100.0	721	0.40	0.34	2.21

1. Likely mining method: O/P = open pit/surface.
2. Copper Mineral Resources are stated on a dry in situ weight basis.

Table D Rio Tinto Iron and Titanium Quebec Operations Mineral Resources as at 31 December 2024

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024		Indicated Mineral Resources as at 31 December 2024		Total Measured and Indicated Mineral Resources as at 31 December 2024	
		Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Titanium dioxide feedstock[2]	Mt	Mt	% Ti Minerals	Mt	% Ti Minerals	Mt	% Ti Minerals
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada))							
- Grader	O/P	19	82.0	9	81.8	28	82.0
- Beaver	O/P	-	-	-	-	-	-
- Tio	O/P	-	-	-	-	-	-
Total		**19**	**82.0**	**9**	**81.8**	**28**	**82.0**

	Inferred Mineral Resources as at 31 December 2024		**Total Mineral Resources as at 31 December 2024**		Rio Tinto interest	Total Mineral Resources as at 31 December 2023	
	Tonnage	Grade	**Tonnage**	**Grade**		Tonnage	Grade
Titanium dioxide feedstock[2]	Mt	% Ti Minerals	**Mt**	**% Ti Minerals**	%	Mt	% Ti Minerals
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada))							
- Grader	10	80.4	**38**	**81.6**	100.0	11	84.9
- Beaver	16	79.2	**16**	**79.2**	100.0	16	79.2
- Tio	-	-	**-**	**-**	100.0	-	-
Total	25	79.7	**53**	**80.9**		27	81.6

1. Likely mining method: O/P = open pit/surface.
2. Titanium dioxide feedstock Mineral Resources are reported as dry in situ tonnes.

4

Notice to ASX/LSE 5 / 6

Table E Rio Tinto Aluminium Atlantic Operations Porto Trombetas (MRN) Mineral Resources as at 31 December 2024

	Likely mining method[1]	Measured Mineral Resources as at 31 December 2024			Indicated Mineral Resources as at 31 December 2024			Total Measured and Indicated Mineral Resources as at 31 December 2024		
		Tonnage	Grade		Tonnage	Grade		Tonnage	Grade	
Bauxite		Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2
Porto Trombetas (MRN) (Brazil)[2]	O/P	244	46.8	5.9	3	49.1	2.5	247	46.8	5.9

	Inferred Mineral Resources as at 31 December 2024			**Total Mineral Resources as at 31 December 2024**			Rio Tinto interest	Total Mineral Resources as at 31 December 2023		
	Tonnage	Grade		**Tonnage**	**Grade**			Tonnage	Grade	
Bauxite	Mt	% Al_2O_3	% SiO_2	**Mt**	**% Al_2O_3**	**% SiO_2**	%	Mt	% Al_2O_3	% SiO_2
Porto Trombetas (MRN) (Brazil)[2]	34	47.3	5.2	**282**	**46.9**	**5.8**	22.0	571	47.9	5.0

1. Likely mining method: O/P = open pit/surface.
2. Porto Trombetas (MRN) Mineral Resources are stated as dry in situ tonnes, available alumina grade and total reactive silica grade.

Table F Rio Tinto Aluminium Atlantic Operations Porto Trombetas (MRN) Ore Reserves as at 31 December 2024

	Type of mine[1]	Proved Ore Reserves as at 31 December 2024			Probable Ore Reserves as at 31 December 2024			**Total Ore Reserves as at 31 December 2024**		
		Tonnage	Grade		Tonnage	Grade		**Tonnage**	**Grade**	
Bauxite[2]		Mt	% Al_2O_3	% SiO_2	Mt	% Al_2O_3	% SiO_2	**Mt**	**% Al_2O_3**	**% SiO_2**
Porto Trombetas (MRN) (Brazil)[3]	O/P	39	48.0	5.2	170	49.1	4.6	**209**	**48.9**	**4.7**

	Rio Tinto interest	Rio Tinto share recoverable mineral	Total Ore Reserves as at 31 December 2023		
			Tonnage	Grade	
Bauxite[2]	%	Mt	Mt	% Al_2O_3	% SiO_2
Porto Trombetas (MRN) (Brazil)[3]	22.0	46	46	48.9	4.9

1. Type of Mine: O/P = open pit/surface.
2. Bauxite Ore Reserves are stated as recoverable Ore Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3. Porto Trombetas (MRN) Ore Reserves are stated as dry tonnes, available alumina grade and reactive silica grade.

5

Notice to ASX/LSE 6 / 6 6 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com